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06005646

SECURI[...]SSION

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SEC FILE NUMBER
8-53702

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Itau Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

540 Madison Aveenue, 23rd Floor
(No. and Street)

New York (City) — New York (State) — 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Thomas DeCoene — (212) 207-9056 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - if individual, state last, first, middle name)

300 Madison Ave (Address) — New York (City) — New York (State) — 10017 (Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 16 2006
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 31 2006
WASH, D.C. 152

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

SEC 1410 (6-02)

OATH OR AFFIRMATION

I, Thomas DeCoene, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Itau Securities, Inc., as of December, 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NY, 21 March 2006

Adriana L. Reis
Notary Public, State of New York
No. 01RE6133999
Qualified in New York County
Commission Expires Sept. 19, 2009

Notary Public

Signature

Presidente

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Itau Securities Inc.

Statement of Financial Condition
December 31, 2005

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors and Stockholder of
Itau Securities Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Itau Securities Inc. (the "Corporation") at December 31, 2005, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Corporation's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

March 30, 2006

Itau Securities Inc.
Statement of Financial Condition
December 31, 2005

Assets	
Cash and cash equivalents	$ 15,687,337
Due from Parent and affiliates	997,406
Receivable from clearing brokers	3,915,093
Receivable from customers	12,111,677
Fail to deliver	201,006
Furniture and fixture, equipment and leasehold improvements, net of accumulated depreciation and amortization $364,451	218,871
Taxes Receivable	74,574
Other assets	289,524
Total assets	$ 33,495,488
Liabilities and Stockholder's Equity	
Liabilities	
Accounts payable and accrued expenses	$ 1,133,234
Due to affiliate	78,000
Payable to customers	201,006
Fail to receive from affiliates	12,111,677
Total liabilities	13,523,917
Stockholder's Equity	
Common stock - $0.01 par value, 10,000 shares authorized, issued and outstanding	100
Additional paid-in capital	19,849,900
Retained earnings	121,571
Total stockholder's equity	19,971,571
Total liabilities and stockholder's equity	$ 33,495,488

The accompanying notes are an integral part of these financial statements.

1. Organization and Business

Itau Securities Inc. (the "Corporation") was incorporated in November 2001. The Corporation was registered with the Securities and Exchange Commission as a broker-dealer in securities and is a member of the National Association for Securities Dealers, Inc. ("NASD"). In addition, the Corporation is registered as a futures commissions merchant with the Commodity Futures Trading Commission ("CFTC"). The Corporation has not commenced futures operations. The Corporation engages primarily in brokerage and investment advisory services with respect to Eurobonds, U.S., and non-U.S. securities. The Corporation is a wholly owned subsidiary of Itau USA Inc., formerly Itau Brazil Inc. (the "Parent").

The Corporation acts as an agent for customers in the purchase and sale primarily of U.S. and non-U.S. securities. The Corporation executes and clears all of its U.S. securities trades through clearing brokers and non U.S. securities trades through its affiliates. These trades are settled on a delivery versus payment basis.

2. Significant Accounting Policies

Financial instruments which are readily convertible in cash and have a maturity date of three months or less at date of acquisition are considered to be cash and cash equivalents. The Company's cash and cash equivalents are held by one bank.

Receivable from clearing brokers represents balances on deposit with and commissions and interest receivable from the Company's clearing brokers.

The Corporation records all securities transactions on a trade-date basis.

Depreciation is provided on a straight-line basis using estimated useful lives of the related assets, generally 3 to 7 years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

3. Furniture, Equipment and Leasehold Improvements

A summary of the components of furniture, equipment and leasehold improvements at December 31, 2005 are as follows:

Furniture	$ 57,567
Equipment	329,936
Leasehold Improvements	195,819
	583,322
Accumulated depreciation and amortization	(364,451)
	$ 218,871

4. Regulatory Requirements

The Corporation is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule (SEC Rule 15c3-1) and the CFTC 1.17, which both require the maintenance of minimum net capital.

The Corporation has elected to use the alternative method, permitted by Rule 15c3-1, which requires that the Corporation maintains minimum net capital, as defined. As of December 31, 2005, the Corporation had net capital of $18,077,520, which was $17,827,520 in excess of the required net capital of $250,000.

The Corporation operates as an introducing broker by clearing all transactions with and for customers through its foreign affiliates or a U.S. clearing broker and claims exemption under sections (K)(2)(i) and (ii) of Rule 15c3-3.

5. Income Taxes

The Corporation complies with the provisions of Financial Accounting Standards Board Statement of financial Accounting Standard No. 109 "Accounting for Income Taxes". FAS 109 requires the liability method of accounting for income taxes. Deferred tax assets and liabilities are recorded based on temporary differences between the reporting of income and expenses for financial and tax purposes.

At December 31, 2005, the Corporation had deferred tax assets of approximately $101,500 and liabilities of $21,153 comprised net of $46,808 Federal and $33,539 State and Local. The gross deferred tax assets reflect the tax effect of start-up expenditures. The gross deferred tax liabilities reflect the tax effect of fixed assets depreciation. In addition, the Corporation has net operating losses of approximately $200,000. As it is not more likely than not the deferred tax asset will be realized, a full valuation allowance has been recorded.

6. Commitments and Contingencies

The Corporation subleases office space and certain equipment under an operating lease with an affiliate expiring on October 31, 2009. Aggregate minimum annual rental commitments are as follows:

Year Ending December 31,	
2006	$ 377,000
2007	377,000
2008	377,000
2009	314,167
2010	-
Total minimum future rental payments	$ 1,445,167

7. Financial Instruments with Off-Balance Sheet Risk

In the normal course of business, the Corporation is involved in the execution and settlement of various securities transactions. The Corporation introduces all of its customer domestic transactions, which are not reflected in these financial statements, to two clearing brokers, who clear such transactions on a "fully disclosed" basis. Pursuant to the terms of the agreement with the clearing brokers, the clearing brokers may charge the Corporation for counterparty nonperformance. As the right to charge the Corporation has no maximum amount and applies to all trades executed through the clearing brokers, the Corporation believes there is no maximum amount assignable to this right. At December 31, 2005, the Corporation has recorded no liabilities with regard to the right.

In addition, the Corporation has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations.

8. Related Party Transactions

A summary of significant related party transactions are as follows:

(a) At December 31, 2005 the Corporation had a receivable of $445,346 from affiliates for trading commissions and payable of $78,000 to affiliate for referral fees.

(b) At December 31, 2005, the Corporation had a receivable of $116,000 from its Parent relating to tax benefits.

(c) At December 31, 2005, the Corporation had a receivable of $334,959 as a result of advances to affiliates for referral fees.

(d) The Corporation participates in global offerings with affiliates. In conjunction with these offerings, research expense is allocated to the Members of the Group in proportion to their investment banking income. As of December 31, 2005, the Corporation had a net receivable of $12,924 relating to investment banking revenue.

(e) Rent is paid to Banco Itau S.A. for the sublease of Corporations office space and is equal to 50% of net monthly amount due from Banco Itau. As of December 31, 2005, Itau Securities had a payable due to Banco Itau S.A. of $57,330.